Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                               ANNUAL REPORT (1)

                                FOR THE PERIOD

             Beginning January 1, 1996 and Ending December 31, 1996

                                    TO THE

                    US SECURITIES AND EXCHANGE COMMISSION

                                      OF

                            UNITIL RESOURCES, INC.








Date of Incorporation	May 26, 1993

State of Incorporation  	New Hampshire

Location of Principal Executive Offices of Reporting Company:
6 Liberty Lane West
Hampton, New Hampshire  03842-1720

Name, Title and address of officer to whom correspondence concerning this report should be addressed:
Laurence M. Brock, Controller
6 Liberty Lane West
Hampton, New Hampshire  03842-1720

Name of Principal Holding Company Whose Subsidaries are served by Reporting
Company:

UNITIL Corporation

(1) This report is being filed pursuant to the requirements of H.C.A.R. Number 35-25816, which specifies that UNITIL Resources, Inc. must file an annual report using, where applicable, Form U-13-60 reporting format.


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts         Schedule or Account        Page
                                                     Number             Number

COMPARATIVE BALANCE SHEET                           Schedule I            4-5
  COMPANY PROPERTY                                  Schedule II           6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY      Schedule III           8
  INVESTMENTS                                       Schedule IV            9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                         Schedule V            10
  FUEL STOCK EXPENSES UNDISTRIBUTED                 Schedule VI           11
  STORES EXPENSE UNDISTRIBUTED                      Schedule VII          12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS          Schedule VIII         13
  MISCELLANEOUS DEFERRED DEBITS                     Schedule IX           14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                                      Schedule X            15
  PROPRIETARY CAPITAL                               Schedule XI           16
  LONG-TERM DEBT                                    Schedule XII          17
  CURRENT AND ACCRUED LIABILITIES                   Schedule XIII         18
  NOTES TO FINANCIAL STATEMENTS                     Schedule XIV          19

COMPARATIVE INCOME STATEMENT                        Schedule XV           20
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES         Account 457           21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES      Account 458           22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                        Schedule XVI          23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                                  Schedule XVII       24-25
  DEPARTMENTAL ANALYSIS OF SALARIES                 Account 920           26
  OUTSIDE SERVICES EMPLOYED                         Account 923           27
  EMPLOYEE PENSIONS AND BENEFITS                    Account 926           28
  GENERAL ADVERTISING EXPENSES                      Account 930.1         29
  MISCELLANEOUS GENERAL EXPENSES                    Account 930.2         30
  RENTS                                             Account 931           31
  TAXES OTHER THAN INCOME TAXES                     Account 408           32
  DONATIONS                                         Account 426.1         33
  OTHER DEDUCTIONS                                  Account 426.5         34
  NOTES TO STATEMENT OF INCOME                      Schedule XVIII        35
  FINANCIAL DATA SCHEDULE                           Schedule XIX          36


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


LISTING OF INSTRUCTIONAL FILING REQUIREMENTS			Page
                                                               Number
	Description of Reports or Statements


        ORGANIZATION CHART                                       37


        METHODS OF ALLOCATION                                    38


	ANNUAL STATEMENT OF COMPENSATION
        FOR USE OF CAPITAL BILLED                                39





ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.
ACCOUNT                    ASSETS AND OTHER DEBITS           AS OF DECEMBER 31
                                                             CURRENT     PRIOR
	SERVICE COMPANY PROPERTY
101       Service company property (Schedule II)                  0         0
107       Construction work in progress  (Schedule II)            0         0
            Total Property                                        0         0

108	  Less accumulated provision for depreciation
          and amortization of service company
          property                         (Schedule III)         0         0
            Net Service Company Property                          0         0

	INVESTMENTS
123       Investments in associate companies  (Schedule IV)       0         0
124       Other investments                   (Schedule IV)       0         0
            Total investments                                     0         0

	CURRENT AND ACCRUED ASSETS
131       Cash                                                2,491   411,781
134       Special deposits                                        0         0
135       Working funds                                           0         0
136       Temporary cash investments   (Schedule IV)              0         0
141       Notes receivable                                        0         0
143       Accounts receivable                                74,086         0
144       Accumulated provision for uncollectable
          accounts                                           (2,482)        0
146	  Accounts receivable from associate
          companies    (Schedule V)                               0       258
152       Fuel stock expense undistributed   (Schedule VI)        0         0
154       Materials and supplies                                  0         0
163       Stores expense undistributed   (Schedule VII)           0         0
165       Prepayments                                             0         0
174       Miscellaneous current and accrued                       0         0
          assets     (Schedule VIII)                         39,623     4,181
            Total Current and Accrued Assets                113,718   416,220

	DEFERRED DEBITS
181       Unamortized debt expense                                0         0
184       Clearing accounts                                       0         0
186       Miscellaneous deferred debits   (Schedule IX)           0         0
188	  Research, development, or demonstration
          expenditures    (Schedule X)                            0         0
190       Accumulated deferred income tax                         0         0
            Total Deferred Debits                                 0         0

        TOTAL ASSETS AND OTHER DEBITS                       113,718   416,220


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT LIABILITIES AND PROPRIETARY CAPITAL                  AS OF DECEMBER 31
                                                             CURRENT    PRIOR
	PROPRIETARY CAPITAL
201       Common stock issued   (Schedule XI)                    100      100
207       Premium on common stock   (Schedule XI)              9,900    9,900
215       Appropriated retained earnings   (Schedule XI)           0        0
216       Unappropriated retained earnings   (Schedule XI)    45,119  333,696
            Total Proprietary Capital                         55,119  343,696

	LONG-TERM DEBT
223       Advances from associate companies   (Schedule XII)       0        0
224       Other long-term debt   (Schedule XII)                    0        0
225       Unamortized premium on long- term debt                   0        0
226       Unamortized discount on long-term debt-debit             0        0
            Total Long-Term Debt                                   0        0

227       Obligations under capital leases - non-current           0        0

	CURRENT AND ACCRUED LIABILITIES
231       Notes payable                                            0        0
232       Accounts payable                                         8        0
233	  Notes payable to associate
          companies   (Schedule XIII)                              0        0
234	  Accounts payable to associate
          companies   (Schedule XIII)                        102,797   50,862
236       Taxes accrued                                     (179,804)   9,162
237       Interest accrued                                         0        0
238       Dividends declared                                       0        0
241       Tax collections payable                                  0        0
242	  Miscellaneous current and accrued
          liabilities   (Schedule XIII)                      136,560   12,500
243       Obligations under capital leases - current               0        0
            Total Current and Accrued Liabilities             59,561   72,524

	DEFERRED CREDITS
253       Other deferred credits                                   0        0
255       Accumulated deferred investment tax credits              0        0
            Total Deferred Credits                                 0        0

282     ACCUMULATED DEFERRED INCOME TAXES                       (962)       0


        TOTAL LIABILITIES AND PROPRIETARY CAPITAL            113,718  416,220


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

SCHEDULE II - COMPANY PROPERTY

                        BALANCE AT         RETIREMENTS   OTHER      BALANCE
                        BEGINNING  ADDITIONS   OR      CHANGES 1/    AT CLOSE
DESCRIPTION               OF YEAR             SALES                  OF YEAR
SERVICE COMPANY PROPERTY
Account
                           NONE
301   ORGANIZATION

303  MISCELLANEOUS
         INTANGIBLE PLANT

304  LAND AND LAND RIGHTS

305  STRUCTURES AND
         IMPROVEMENTS

306  LEASEHOLD
         IMPROVEMENTS

307  EQUIPMENT 2/

308  OFFICE FURNITURE
         AND EQUIPMENT

309  AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT

310  AIRCRAFT AND
        AIRPORT EQUIPMENT

311  OTHER SERVICE
         COMPANY PROPERTY 3/

SUB-TOTAL                 0             0             0           0         0

107  CONSTRUCTION WORK IN
         PROGRESS
TOTAL                     0             0             0           0         0
1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE II - CONTINUED

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
                                                                   BALANCE AT
SUBACCOUNT DESCRIPTION                     ADDITIONS                 CLOSE OF
                                                                       YEAR

  None











        TOTAL                                    0                         0
3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:
NONE


4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:
NONE




ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

		SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

                    BALANCE AT   ADDITIONS               OTHER      BALANCE
                     BEGINNING   CHARGED                 CHANGES    AT CLOSE
DESCRIPTION           OF YEAR    TO ACCOUNT   RETIRE-     ADD        OF YEAR
                                    403        MENTS   (DEDUCT)1/
Account	NONE

301   ORGANIZATION

303  MISCELLANEOUS
        INTANGIBLE PLANT

304  LAND AND LAND
        RIGHTS
305  STRUCTURES AND
        IMPROVEMENTS

306  LEASEHOLD
       IMPROVEMENTS

307  EQUIPMENT

308  OFFICE FURNITURE
         AND EQUIPMENT

309  AUTOMOBILES,
        OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT

310  AIRCRAFT AND
    AIRPORT EQUIPMENT

311  OTHER SERVICE
    COMPANY PROPERTY

TOTAL                       0           0           0           0            0
1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.
              Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount

              Under Account 136, "Temporary Cash Investments", list each investment separately.
                                                    BALANCE AT      BALANCE AT
                            DESCRIPTION               BEGINNING       CLOSE
                                                      OF YEAR         OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATED COMPANIES          0               0








ACCOUNT 124 - OTHER INVESTMENTS                           0               0









ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                  0               0








        TOTAL                                             0               0



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each company, number of shares or principal amount associate company by subaccount should be provided.
                                                    BALANCE AT      BALANCE AT
                            DESCRIPTION              BEGINNING         CLOSE
                                                       OF YEAR        OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE         258               0
                         COMPANIES






        TOTAL                                            258               0

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

NONE









        TOTAL PAYMENTS                                                    0


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect
	to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                           DESCRIPTION              LABOR   EXPENSE  TOTAL


ACCOUNT 152 - FUEL STOCK EXPENSE UNDISTRIBUTED		0	0	0





        TOTAL                                           0       0       0
SUMMARY:










ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                               DESCRIPTION             LABOR   EXPENSE TOTAL


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED		0	0	0




                      TOTAL                             0       0       0



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account.  Items less
                than $10,000 may be grouped, showing the number of items in each group.

                                                    BALANCE AT      BALANCE AT
                            DESCRIPTION              BEGINNING       CLOSE
                                                      OF YEAR       OF YEAR

ACCOUNT 173 -  ACCRUED AND UNBILLED REVENUE             4,181         39,623






                          TOTAL                         4,181         39,623



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                    BALANCE AT      BALANCE AT
               DESCRIPTION                          BEGINNING       CLOSE
                                                    OF YEAR         OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Deferred Billings                                       0               0




            TOTAL                                       0               0



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                                                    BALANCE AT
                        DESCRIPTION                                    CLOSE
                                                                      OF YEAR

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
                              DEMONSTRATION EXPENDITURES                 0





                   TOTAL                                                 0



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996



SCHEDULE XI - PROPRIETARY CAPITAL

                    NUMBER OF                      OUTSTANDING CLOSE OF PERIOD
ACCOUNT CLASS OF     SHARES        PAR OR STATED
NUMBER  STOCK       AUTHORIZED   VALUE PER SHARE  NO. OF SHARES   TOTAL AMOUNT

 201    COMMON STOCK
         ISSUED       10,000           1.00            100             100
INSTRUCTIONS:	Classify amounts in each account with brief explanation,
disclosing the general nature of transactions which gave rise to the reported amounts.

        DESCRIPTION                                                     AMOUNT

ACCOUNT 207 - PREMIUM ON COMMON STOCK					9,900

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS


                                TOTAL                                   9,900

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the
year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                            BALANCE AT      NET INCOME              BALANCE AT
        DESCRIPTION         BEGINNING       OR         DIVIDENDS       CLOSE
                            OF YEAR          (LOSS)      PAID         OF YEAR
ACCOUNT 216 -
UNAPPROPRIATED RETAINED
EARNINGS                    333,696         (288,577)         0        45,119


        TOTAL               333,696         (288,577)         0        45,119



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were receivedshall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation,date of maturity, interest rate, and the amount authorized and outstanding.



           TERMS OF
           OBLIG CLASS     DATE                 BALANCE                BALANCE
NAME OF    & SERIES        OF     INT.   AMOUNT AT CLOSE        1/    AT CLOSE
CREDITOR OF OBLIGATION MAT. RATE AUTH. OF YEAR ADDS DEDUCTS OF YEAR ACCOUNT 223 - ADVANCES FROM ASSOCIATE
                              COMPANIES            0       0       0       0


ACCOUNT 224 - OTHER LONG-TERM  DEBT:               0       0       0       0


        TOTAL                                      0       0       0       0
1/ GIVE AN EXPLANATION OF DEDUCTIONS:


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be
grouped, showing the number of items in each group.
                                                   BALANCE AT       BALANCE AT
             DESCRIPTION                           BEGINNING        CLOSE
                                                   OF YEAR          OF YEAR

ACCOUNT 233 -  NOTES PAYABLE TO ASSOCIATE COMPANIES         0              0



                 TOTAL                                      0              0

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES

Unitil Service Corp.                                   50,862          9,530
Unitil Power Corp.                                          0         93,267



                  TOTAL                                50,862        102,797
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
LIABILITIES

Accrued Expenses                                       12,500        136,560




                   TOTAL                               12,500        136,560



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996
SCHEDULE XIV
NOTES TO FINANCIAL STATEMENT



INSTRUCTIONS:	The space below is provided for important notes regarding the
	financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



Selected Notes to the Financial Statements:

UNITIL Resources, Inc. (URI), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides centralized support services to the parent company and its subsidiaries. URI is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Accordingly, URI maintains its books of account as prescribed by the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" as Amended February 2, 1979 to be effective January 1, 1980. URI prepares its financial statements in conformity with generally accepted accounting principles.






ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE XV

STATEMENT OF INCOME

ACCOUNT          DESCRIPTION                              CURRENT        PRIOR
                                                          YEAR           YEAR
	INCOME
451       Services revenue                                167,928      891,104
451.01    Accrued and unbilled service revenue                  0       19,850
419       Interest Income                                       0            0
421       Miscellaneous income or loss                     14,438        3,729
        Total Income                                      182,366      914,683

	EXPENSE
920       Salaries and wages                                    0            0
921       Office supplies and expenses                      5,825        1,689
922	  Administrative expense transferred -
          credit                                                0            0
923       Outside services employed                       376,970      580,164
924       Property insurance                                    0            0
925       Injuries and damages                                863          857
926       Employee pensions and benefits                        0            0
928       Regulatory commission expense                         0            0
930.1     General advertising expense                      53,227            0
930.2     Miscellaneous general expense                    10,157          365
931       Rents                                                 0            0
932	  Maintenance of structures and
          equipment                                             0            0
403       Depreciation and amortization expense                 0            0
408       Taxes other than income taxes                         0            0
409       Income taxes                                   (179,138)     128,117
410       Provision for deferred income taxes                (962)           0
411	  Provision for deferred income taxes -
          credit                                                0            0
411.5     Investment tax credit                                 0            0
426.1     Donations                                             0            0
426.5                                                           0            0
427       Other deductions                                      0            0
430	  Interest on debt to associate
          companies                                             0           59
431       Other interest expense                              592            0
555       Purchase power expense                          200,909            0
904       Customer accounting expense                       2,500            0
        Total Expense                                     470,943      711,251


        Net Income or (Loss)                             (288,577)     203,432



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

ANALYSIS OF BILLING
ASSOCIATE COMPANIES
ACCOUNT 457

                                       DIRECT  INDIRECT  COMPENSATION    TOTAL
                                       COSTS   COSTS       FOR USE      AMOUNT
NAME OF ASSOCIATE COMPANY              CHARGED CHARGED    OF CAPITAL    BILLED
                                         451      451        451

          NONE






TOTAL                                       0       0           0           0


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 451

                   DIRECT  INDIRECT COMPENSATION       EXCESS
NAME OF            COSTS   COSTS    FOR USE      TOTAL OR            TOTAL
NONASSOCIATE       CHARGED CHARGED  OF CAPITAL   COST  DEFICIENCY    AMOUNT
COMPANY             451     451         451              451         BILLED

Great Bay Power
     Corporation   15,427                   0   15,427         0        15,427
NH Pilot Program
Supplier Revenues 152,501                   0  152,501         0       152,501




         Total    167,928       0           0  167,928         0       167,928
INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.
GBPC - Asset management for 12.1234% ownership in Seabrook nuclear power station.







ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996
SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                            ASSOCIATE COMPANY CHARGES
            DESCRIPTION OF ITEMS            DIRECT    INDIRECT
                                            COST      COST      TOTAL
920     SALARIES AND WAGES                                          0
921     OFFICE SUPPLES AND EXPENSES                                 0
922     ADMIN EXPENSE TRANS-CREDIT                                  0
923     OUTSIDE SERVICES EMPLOYED                                   0
924     PROPERTY INSURANCE                                          0
925     INJURIES AND DAMAGES                                        0
926     EMPLOYEE PENSIONS AND BENEFITS                              0
928     REGULATORY COMMISSION EXPENSE                               0
930.1  GENERAL ADVERTISING EXPENSE                                  0
930.2  MISC. GENERAL EXPENSE                                        0
931     RENTS                                                       0
932     MAINT. OF STRUCT. & EQUIP.                                  0
403     DEPR. AND AMORT. EXPENSE                                    0
408     TAXES OTHER THAN INCOME                                     0
409     INCOME TAXES                                                0
410     PROV FOR DEF INC TAXES                                      0
411     PROV FOR DEF INC TAX CREDIT                                 0
411.5  INVESTMENT TAX CREDIT                                        0
419     INTEREST INCOME                                             0
426.1  DONATIONS                                                    0
426.5  OTHER DEDUCTIONS                                             0
427     INTEREST ON LONG-TERM DEBT                                  0
431     OTHER INTEREST EXPENSE                                      0
SUBTOTAL EXPENSES                              0         0          0
COMPENSATION FOR USE OF EQUITY CAPITAL                              0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S       0         0          0
TOTAL EXPENSES                                 0         0          0
421  MISCELLANEOUS INCOME                      0         0          0
TOTAL COST OF SERVICE                          0         0          0

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                        NONASSOCIATE COMPANY CHARGES
            DESCRIPTION OF ITEMS        DIRECT    INDIRECT
                                        COST       COST       TOTAL
920     SALARIES AND WAGES                                    0
921     OFFICE SUPPLES AND EXPENSES                           0
922     ADMIN EXPENSE TRANS-CREDIT                            0
923     OUTSIDE SERVICES EMPLOYED                             0
924     PROPERTY INSURANCE                                    0
925     INJURIES AND DAMAGES                                  0
926     EMPLOYEE PENSIONS AND BENEFITS                        0
928     REGULATORY COMMISSION EXPENSE                         0
930.1  GENERAL ADVERTISING EXPENSE                            0
930.2  MISC. GENERAL EXPENSE                                  0
931     RENTS                                                 0
932     MAINT. OF STRUCT. & EQUIP.                            0
403     DEPR. AND AMORT. EXPENSE                              0
408     TAXES OTHER THAN INCOME                               0
409     INCOME TAXES                                          0
410     PROV FOR DEF INC TAXES                                0
411     PROV FOR DEF INC TAX CREDIT                           0
411.5  INVESTMENT TAX CREDIT                                  0
419     INTEREST INCOME                                       0
426.1  DONATIONS                                              0
426.5  OTHER DEDUCTIONS                                       0
427     INTEREST ON LONG-TERM DEBT                            0
431     OTHER INTEREST EXPENSE                                0
SUBTOTAL EXPENSES                         0         0         0
COMPENSATION FOR USE OF EQUITY CAPITAL                        0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S  0         0         0
TOTAL EXPENSES                            0         0         0
421  MISCELLANEOUS INCOME                 0         0         0
TOTAL COST OF SERVICE                     0         0         0

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                            TOTAL CHARGES FOR SERVICE
            DESCRIPTION OF ITEMS            DIRECT     INDIRECT
                                            COST       COST      TOTAL
920     SALARIES AND WAGES                     0          0         0
921     OFFICE SUPPLES AND EXPENSES            0          0         0
922     ADMIN EXPENSE TRANS-CREDIT             0          0         0
923     OUTSIDE SERVICES EMPLOYED              0          0         0
924     PROPERTY INSURANCE                     0          0         0
925     INJURIES AND DAMAGES                   0          0         0
926     EMPLOYEE PENSIONS AND BENEFITS         0          0         0
928     REGULATORY COMMISSION EXPENSE          0          0         0
930.1  GENERAL ADVERTISING EXPENSE             0          0         0
930.2  MISC. GENERAL EXPENSE                   0          0         0
931     RENTS                                  0          0         0
932     MAINT. OF STRUCT. & EQUIP.             0          0         0
403     DEPR. AND AMORT. EXPENSE               0          0         0
408     TAXES OTHER THAN INCOME                0          0         0
409     INCOME TAXES                           0          0         0
410     PROV FOR DEF INC TAXES                 0          0         0
411     PROV FOR DEF INC TAX CREDIT            0          0         0
411.5  INVESTMENT TAX CREDIT                   0          0         0
419     INTEREST INCOME                        0          0         0
426.1  DONATIONS                               0          0         0
426.5  OTHER DEDUCTIONS                        0          0         0
427     INTEREST ON LONG-TERM DEBT             0          0         0
431     OTHER INTEREST EXPENSE                 0          0         0
SUBTOTAL EXPENSES                              0          0         0
COMPENSATION FOR USE OF EQUITY CAPITAL                              0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S       0          0         0
TOTAL EXPENSES                                 0          0         0
421  MISCELLANEOUS INCOME                      0          0         0
TOTAL COST OF SERVICE                          0          0         0




ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996
SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                DEPARTMENT OR SERVICE FUNCTION
DESCRIPTION OF ITEMS                     TOTAL   OVER-
                                        AMOUNT   HEAD         NONE
920 SALARIES AND WAGES                       0
921 OFFICE SUPPLES AND EXPENSES              0               Non-applicable
922 ADMIN. EXPENSE TRANS-CREDIT              0
923 OUTSIDE SERVICES EMPLOYED                0
924 PROPERTY INSURANCE                       0
925 INJURIES AND DAMAGES                     0
926 EMPLOYEE PENSIONS AND BENEFITS           0
928 REGULATORY COMMISSION EXPENSE            0
930.1  GENERAL ADVERTISING EXPENSE           0
930.2  MISC. GENERAL EXPENSE                 0
931 RENTS                                    0
932 MAINT. OF STRUCT. & EQUIP.               0
403 DEPR. AND AMORT. EXPENSE                 0
408 TAXES OTHER THAN INCOME                  0
409 INCOME TAXES                             0
410 PROV. FOR DEF. INC. TAXES                0
411 PROV. FOR DEF. INC. TAX CREDIT           0
411.5  INVESTMENT TAX CREDIT                 0
426.1  DONATIONS                             0
426.5  OTHER DEDUCTIONS                      0
427 INTEREST ON LONG-TERM DEBT               0
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES  0
431 OTHER INTEREST EXPENSE                   0




TOTAL EXPENSES -                             0


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996
DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

                                DEPARTMENT SALARY EXPENSE              NUMBER
NAME OF DEPARTMENT                   INCLUDED IN AMOUNTS BILLED TO   PERSONNEL
Indicate each department  TOTAL      PARENT   OTHER      NON          END OF
or service function       AMOUNT     COMPANY  ASSOCIATES ASSOCIATES    YEAR


Non-applicable




TOTAL                       0            0            0          0         0


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996
OUTSIDE SERVICES EMPLOYED
	ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed.
	If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                    RELATIONSHIP
                                                    "A"= ASSOCIATE
FROM WHOM PURCHASED     ADDRESS                     "NA"=NON           AMOUNT
                                                     ASSOCIATE

Outside Services - Accounting and Management

UNITIL Service Corp.                                      A           150,885

NH Pilot Program                                         NA           136,560

Various                                                  NA            88,581



Outside Services -Audit

Grant Thornton                                           NA               944




TOTAL                                                                 376,970


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926
INSTRUCTIONS:	Provide a listing of each pension plan and benefit
	program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION		AMOUNT


NONE



        TOTAL              0


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

	GENERAL ADVERTISING EXPENSES
	ACCOUNT 930.1
INSTRUCTIONS:	Provide a listing of the amounts included in Account
930.1 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



DESCRIPTION             NAME OF PAYEE          AMOUNT



Advertising             Luma & Cahill          51,215
Advertising             Various                 2,012





        TOTAL                                  53,227


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

	MISCELLANEOUS GENERAL EXPENSES
	ACCOUNT 930.2
INSTRUCTIONS:	Provide a listing of the amount included in Account 930.02
	"Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by
	Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

           DESCRIPTION                              AMOUNT


State of New Hampshire                               100

SEC Filing Fees                                    2,250

NH Pilot Program Expenses                          7,807


           TOTAL                                  10,157


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

	RENTS
	ACCOUNT 931
INSTRUCTIONS:	Provide a listing of the amount included in Account 931,
"Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


TYPE OF PROPERTY		AMOUNT


None



            TOTAL                  0




ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


	TAXES OTHER THAN INCOME TAXES
	ACCOUNT 408
INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income
	Taxes".  Separate the analysis into two groups: (1) other than
	U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.



              KIND OF TAX  		AMOUNT



                  None


                TOTAL                      0


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

DONATIONS
ACCOUNT 426.1
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1,
	"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT		PURPOSE OF DONATION	AMOUNT



None


                TOTAL                                     0


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1995

OTHER DEDUCTIONS
ACCOUNT 426.5
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5,
	"Other Deductions", classifying such expenses according to their nature.



DESCRIPTION            NAME OF PAYEE          AMOUNT



None



        TOTAL                                    0


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME
INSTRUCTIONS:	The space below is provided for important notes regarding
the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See page 19.



ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


ORGANIZATION CHART

See page 37A.





ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996




ORGANIZATION CHART AS OF DECEMBER 31, 1996

     President                   Gantz

     Vice President              Dalton
     Vice President              Daly
     Vice President, Treasurer   Siart
     Controller                  Brock
     Secretary                   Walker




ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


    METHODS OF ALLOCATION

See UNITIL Service Corp. U-13-60


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Non applicable


ANNUAL REPORT OF UNITIL RESOURCES, INC.
FORM U-13-60
For the Year Ended December 31, 1996


SIGNATURE CLAUSE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,


UNITIL Resources, Inc.
(Name of Reporting Company)


        By:  /s/Laurence M. Brock
(Signature of Signing Officer)


Laurence M. Brock, Controller
(Printed Name and Title of Signing Officer)


	Date: